UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.        )*

36Kr Holdings Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

88429K 10 3**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☒           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 88429K 10 3 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “KRKR.” One ADS represents twenty-five Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.:          88429K 10 3

(1)	NAME OF REPORTING PERSONS
China Prosperity Capital Alpha Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☒

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Samoa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
73,129,000 Class A ordinary shares
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
73,129,000 Class A ordinary shares
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,129,000 Class A ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8%(1)
(12)	TYPE OF REPORTING PERSON*
CO

(1) Based on 937,358,520 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 841,275,820 Class A ordinary shares outstanding as of December 31, 2019 and (ii) 96,082,700 Class B ordinary shares outstanding as of December 31, 2019.

CUSIP NO.:          88429K 10 3

(1)	NAME OF REPORTING PERSONS
China Prosperity Capital Mobile Internet Fund, L.P
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☒

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
73,129,000 Class A ordinary shares
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
73,129,000 Class A ordinary shares
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,129,000 Class A ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8%(1)
(12)	TYPE OF REPORTING PERSON*
PN

(1) Based on 937,358,520 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 841,275,820 Class A ordinary shares outstanding as of December 31, 2019 and (ii) 96,082,700 Class B ordinary shares outstanding as of December 31, 2019.

CUSIP NO.:          88429K 10 3

(1)	NAME OF REPORTING PERSONS
China Prosperity Capital GP Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☒

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
73,129,000 Class A ordinary shares
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
73,129,000 Class A ordinary shares
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,129,000 Class A ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8%(1)
(12)	TYPE OF REPORTING PERSON*
PN

(1) Based on 937,358,520 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 841,275,820 Class A ordinary shares outstanding as of December 31, 2019 and (ii) 96,082,700 Class B ordinary shares outstanding as of December 31, 2019.

CUSIP NO.:          88429K 10 3

(1)	NAME OF REPORTING PERSONS
Silver Joyce International Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☒

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
73,129,000 Class A ordinary shares
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
73,129,000 Class A ordinary shares
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,129,000 Class A ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8%(1)
(12)	TYPE OF REPORTING PERSON*
CO

(1) Based on 937,358,520 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 841,275,820 Class A ordinary shares outstanding as of December 31, 2019 and (ii) 96,082,700 Class B ordinary shares outstanding as of December 31, 2019.

CUSIP NO.:          88429K 10 3

(1)	NAME OF REPORTING PERSONS
Hendrick Sin
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☒

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
73,129,000 Class A ordinary shares
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
73,129,000 Class A ordinary shares
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,129,000 Class A ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8%(1)
(12)	TYPE OF REPORTING PERSON*
IN

(1) Based on 937,358,520 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 841,275,820 Class A ordinary shares outstanding as of December 31, 2019 and (ii) 96,082,700 Class B ordinary shares outstanding as of December 31, 2019.

Item 1(a).                                          Name of Issuer:

36Kr Holdings Inc. (the “Issuer”)

Item 1(b).                                          Address of Issuer’s Principal Executive Offices:

5-6/F, Tower A1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue
Chaoyang District, Beijing
People’s Republic of China

Item 2(a).                                          Name of Person Filing:

China Prosperity Capital Alpha Limited (“CPC Alpha”)

China Prosperity Capital Mobile Internet Fund, L.P (“CPC Mobile”)

China Prosperity Capital GP Limited (“CPC GP”)

Silver Joyce International Limited (“Silver Joyce”)

Hendrick Sin

Item 2(b).                                         Address of Principal Business Office or, if None, Residence:

For each of CPC Alpha, CPC Mobile, CPC GP, Silver Joyce and Mr. Sin:

13/F, 8 Wyndham Street, Central
Hong Kong

Item 2(c).                                          Citizenship or Place of Organization:

CPC Alpha - Samoa

CPC Mobile - Cayman Islands

CPC GP - Cayman Islands

Silver Joyce - British Virgin Islands

Hendrick Sin - Hong Kong

Item 2(d).                                         Title of Class of Securities:

Class A ordinary shares of the Issuer, par value US$0.0001 per share.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to 25 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).                                          CUSIP Number:

88429K 10 3 (American depositary shares of the Issuer)

Item 3.                                                        Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.                                                        Ownership:

The following information with respect to the ownership of the ordinary shares of Issuer by each of the reporting persons is provided as of December 31, 2019:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned(1)	Percent of Class(2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
China Prosperity Capital Alpha Limited	73,129,000	7.8%	73,129,000	0	73,129,000	0
China Prosperity Capital Mobile Internet Fund, L.P	73,129,000	7.8%	73,129,000	0	73,129,000	0
China Prosperity Capital GP Limited	73,129,000	7.8%	73,129,000	0	73,129,000	0
Silver Joyce International Limited	73,129,000	7.8%	73,129,000	0	73,129,000	0
Hendrick Sin	73,129,000	7.8%	73,129,000	0	73,129,000	0

(1) All of such shares are Class A ordinary shares held by CPC Alpha. CPC Alpha is wholly owned by CPC Mobile, whose general partner is CPC GP. CPC GP is controlled by Silver Joyce; Hendrick Sin is the sole shareholder of Silver Joyce. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of CPC Mobile, CPC GP, Silver Joyce and Hendrick Sin may be deemed to indirectly beneficially own the shares of the Issuer held by CPC Alpha.

(2) Based on 937,358,520 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 841,275,820 Class A ordinary shares outstanding as of December 31, 2019 and (ii) 96,082,700 Class B ordinary shares outstanding as of December 31, 2019. The voting power of the ordinary shares beneficially owned by the reporting persons represents 2.3% of the total outstanding voting power of all Class A and Class B ordinary shares of the Issuer.

Item 5.                                                        Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.                                                         Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.                                                         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.                                                         Identification and Classification of Members of the Group:

Not applicable.

Item 9.                                                         Notice of Dissolution of Group:

Not applicable.

Item 10.                                                  Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2020

China Prosperity Capital Alpha Limited

By:	/s/ Hendrick Sin
Name:	Hendrick Sin
Title:	Director

China Prosperity Capital Mobile Internet Fund, L.P

By:	/s/ Hendrick Sin
Name:	Hendrick Sin
Title:	Director

China Prosperity Capital GP Limited

By:	/s/ Hendrick Sin
Name:	Hendrick Sin
Title:	Director

Silver Joyce International Limited

By:	/s/ Hendrick Sin
Name:	Hendrick Sin
Title:	Director

Hendrick Sin

By:	/s/ Hendrick Sin

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement